     As filed with the Securities and Exchange Commission on June 27, 1997


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


            [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

                  For the fiscal year ended December 31, 1996


                                       OR


            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                        Commission file number 33-96816


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Central Garden & Pet Company Investment Growth Plan
          700 Milwaukee Avenue North
          Algona, Washington  98001


     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

          Central Garden & Pet Company
          3697 Mt. Diablo Boulevard
          Lafayette, California  94549


                             REQUIRED INFORMATION

          1. Financial statements filed as a part of this annual report: Report of Deloitte & Touche LLP, independent auditors, Audited Statements of Net Assets Available for Benefits, With Supplemental Information by Fund (Modified Cash Basis) as of December 31, 1996 and 1995, Audited Statements of Changes in Net Assets Available for Benefits, With Supplemental Information By Fund (Modified Cash Basis) for the Years Ended December 31, 1996 and 1995, and Notes to Financial Statements for the Years Ended December 31, 1996 and 1995.

          2. Exhibit filed as a part of this annual report: Exhibit 23-Consent of Deloitte & Touche LLP, independent auditors.

                                  SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    CENTRAL GARDEN & PET COMPANY
                                    INVESTMENT GROWTH PLAN



Date: June 27, 1997                 By:  /s/ Thomas Siedler
                                         ------------------------
                                         Thomas Siedler, Controller and
                                         Chairman of the Administrative
                                         Committee for the Plan

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN
________________________________________________________________________________

FINANCIAL STATEMENTS (modified cash basis)
FOR THE YEARS ENDED DECEMBER 31, 1996 AND
1995, AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 1996,
AND INDEPENDENT AUDITORS' REPORT

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

TABLE OF CONTENTS
----------------------------------------------------------------------------------------
                                                                                    Page
INDEPENDENT AUDITORS' REPORT                                                         1

FINANCIAL STATEMENTS (MODIFIED CASH BASIS) FOR THE YEARS ENDED
    DECEMBER 31, 1996 AND 1995:

    Statements of net assets available for benefits, with supplemental information
       by fund                                                                       3


    Statements of changes in net assets available for benefits, with supplemental
       information by fund                                                           5

    Notes to financial statements                                                    7

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
    DECEMBER 31, 1996:

    Item 27a - Schedule of assets held for investment purposes                      11

    Item 27d - Schedule of reportable transactions                                  12

                     [LETTERHEAD OF DELOITTE & TOUCHE LLP]


INDEPENDENT AUDITORS' REPORT

Trustees and Participants
Central Garden & Pet Company
 Investment Growth Plan


We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Central Garden & Pet Company Investment Growth Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund is presented for purposes of additional analysis rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds and is not a required part of the basic financial statements. These supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

June 18, 1997

                                                                            ____

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH
SUPPLEMENTAL INFORMATION BY FUND (modified cash basis)
DECEMBER 31, 1996

============================================================================================================================

                                                             Supplemental information
                                    -----------------------------------------------------------------------------------------
                                                                                                                      Dreyfus
                                                                                                                        Short-
                                           Capital              Fidelity           Dreyfus            Dreyfus        Intermediate
                                         Preservation            Magellan           Growth &           S&P 500         Government
                                             Fund                  Fund           Income Fund         Index Fund          Fund
                                         ------------            --------         -----------         ----------      ------------
ASSETS:
   Investments at fair value:
       Mutual fund                         $        -       $2,118,375         $3,199,597         $1,740,870         $991,650
       Common stock
       Participant loans
                                           ----------        ---------          ---------          ---------         --------

          Total investments at fair value                    2,118,375          3,199,597          1,740,870          991,650

   Investments at contract value:
       Guaranteed investment
           contracts                        3,720,056
                                           ----------       ----------         ----------         ----------         --------

NET ASSETS AVAILABLE FOR BENEFITS          $3,720,056       $2,118,375         $3,199,597         $1,740,870         $991,650
                                           ==========       ==========         ==========         ==========         ========


                                            Central
                                          Garden & Pet
                                             Company
                                             Common           Participant
                                           Stock Fund            loans           Other              Total
                                          -----------         -----------        -----              -----
ASSETS:
   Investments at fair value:
       Mutual fund                         $        -           $      -         $39,381           $ 8,089,873
       Common stock                         5,145,185                                                5,145,185
       Participant loans                                         407,516                               407,516
                                           ----------           --------         -------           -----------

          Total investments at fair value   5,145,185            407,516          39,381            13,642,574
   Investments at contract value:
       Guaranteed investment
           contracts                                                                                 3,720,056
                                           ----------           --------         -------           -----------

NET ASSETS AVAILABLE FOR BENEFITS          $5,145,185           $407,516         $39,381           $17,362,630
                                           ==========           ========         =======           ===========

                                                                            ----

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH
SUPPLEMENTAL INFORMATION BY FUND (modified cash basis)
DECEMBER 31, 1995

=================================================================================================================================

                                                                     Supplemental information
                                 -------------------------------------------------------------------------------------------------
                                                                                                                   Dreyfus
                                                                                                                    Short-
                                              Capital           Fidelity         Dreyfus            Dreyfus       Intermediate
                                            Preservation        Magellan         Growth &           S&P 500        Government
                                               Fund               Fund         Income Fund         Index Fund         Fund
                                            ------------        ---------      ------------        ------------   ------------
ASSETS:
  Investments at fair value:
      Mutual fund                            $        -          $1,922,847     $2,631,178          $877,417       $997,798
      Common stock
      Participant loans
                                                                 ----------     ----------          --------       --------
          Total investments at fair value                         1,922,847      2,631,178           877,417        997,798

  Investments at contract value:
      Guaranteed investment
        contracts                             3,948,209
                                             ----------          ----------     ----------          --------       --------
NET ASSETS AVAILABLE FOR BENEFITS            $3,948,209          $1,922,847     $2,631,178          $877,417       $997,798
                                             ==========          ==========     ==========          ========       ========

                                                   Central
                                                 Garden & Pet
                                                   Company
                                                    Common           Participant
                                                  Stock Fund            loans            Other       Total
                                                 -------------       ------------        -----       -----
ASSETS:
  Investments at fair value:
      Mutual fund                                 $        -          $      -            $4,659    $ 6,433,899
      Common stock                                 1,814,329                                          1,814,329
      Participant loans                                                270,856                          270,856
                                                  ----------          --------            ------    -----------

       Total investments at fair value             1,814,329           270,856             4,659      8,519,084


  Investments at contract value:
      Guaranteed investment contracts                                                                 3,948,209
                                                  ----------          --------            ------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                 $1,814,329          $270,856            $4,659    $12,467,293
                                                  ==========          ========            ======    ===========

                                                                            ----

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH SUPPLEMENTAL INFORMATION BY FUND (modified cash basis)
YEAR ENDED DECEMBER 31, 1996
===============================================================================

                                                                      Supplemental information
                                                     -------------------------------------------------------------

                                                          Capital         Fidelity       Dreyfus        Dreyfus
                                                        Preservation      Magellan       Growth &        S&P 500
                                                            Fund            Fund       Income Fund     Index Fund
                                                     ----------------   ------------   -----------     -----------
ADDITIONS TO NET ASSETS:
  Investment income:
      Net appreciation (depreciation) in fair
         value of investments                            $        -      $(114,402)     $ (50,641)     $ 182,387
      Interest and dividend income                          219,444        342,978        452,986         78,261
              Total investment income                    ----------     ----------     ----------     ----------
                                                            219,444        228,576        402,345        260,648

CONTRIBUTIONS:
  Employer
  Participants                                              225,991        485,795        453,704        207,263
                                                         ----------     ----------     ----------     ----------
              Total contributions                           225,991        485,795        453,704        207,263
                                                         ----------     ----------     ----------     ----------
              Total additions                               445,435        714,371        856,049        467,911

DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                            (376,324)       (63,766)      (181,819)       (27,957)
  Administrative expenses                                    (7,023)        (3,375)        (5,467)        (2,058)
                                                         ----------     ----------     ----------     ----------
               Total deductions                            (383,347)       (67,141)      (187,286)       (30,015)
                                                         ----------     ----------     ----------     ----------
NET INCREASE BEFORE TRANSFERS                                62,088        647,230        668,763        437,896

NET TRANSFERS:
      Interfund transfers                                  (290,241)      (451,702)      (100,344)       425,557
                                                         ----------     ----------     ----------     ----------

NET INCREASE (DECREASE)                                    (228,153)       195,528        568,419        863,453

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                       3,948,209      1,922,847      2,631,178        877,417
                                                         ----------     ----------     ----------     ----------

  End of year                                            $3,720,056     $2,118,375     $3,199,597     $1,740,870
                                                         ==========     ==========     ==========     ==========

See notes to financial statements


======================================================================================================================

                                                                        Supplemental Information
                                                 ----------------------------------------------------------------------
                                                    Dreyfus           Central
                                                     Short-           Garden &
                                                 Intermediste        Pet Company
                                                  Government           Common       Participant
                                                     Fund            Stock Fund        loans         Other          Total
                                                 ------------        -----------    -----------      -----          -----
ADDITIONS TO NET ASSETS:
  Investment income:
      Net appreciation (depreciation) in
         fair value of investments                $ (20,635)          $2,675,788     $      -       $      -       $ 2,672,497
      Interest and dividend income                   59,118                            25,252          1,447         1,179,486
                                                  ---------           ----------     --------       --------       -----------
              Total investment income                38,483            2,675,788       25,252          1,447         3,851,983

CONTRIBUTIONS:
  Employer                                                               231,189                                       231,189
  Participants                                      153,150              148,732                      48,561         1,723,196
                                                  ---------           ----------                    --------       -----------

              Total contributions                   153,150              379,921                      48,561         1,954,385
                                                  ---------           ----------     --------       --------       -----------
              Total additions                       191,633            3,055,709       25,252         50,008         5,806,368

DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                     (69,269)            (163,545)     (23,261)                        (905,941)
  Administrative expenses                            (1,907)              (3,578)                     18,318            (5,090)
                                                  ---------           ----------     --------       --------       -----------

               Total deductions                     (71,176)            (167,123)     (23,261)        18,318          (911,031)
                                                  ---------           ----------     --------       --------       -----------

NET INCREASE BEFORE TRANSFERS                       120,457            2,888,586        1,991         68,326         4,895,337

NET TRANSFERS:
      Interfund transfers                          (126,605)             442,270      134,669        (33,604)
                                                  ---------           ----------     --------       --------       -----------

NET INCREASE (DECREASE)                              (6,148)           3,330,856      136,660         34,722         4,895,337

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                 997,798            1,814,329      270,856          4,659        12,467,293
                                                  ---------           ----------     --------       --------       -----------
  End of year                                     $ 991,650           $5,145,185     $407,516       $ 39,381       $17,362,630
                                                  =========           ==========     ========       ========       ===========

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH SUPPLEMENTAL INFORMATION BY FUND (modified cash basis)
YEAR ENDED DECEMBER 31, 1995

---------------------------------------------------------------------------------------------------------------

                                                                     Supplemental information
                                                      ---------------------------------------------------------

                                                         Capital        Fidelity       Dreyfus        Dreyfus
                                                      Preservation      Magellan       Growth &       S&P 500
                                                          Fund            Fund       Income Fund    Index Fund
                                                      -------------   ------------   ------------   -----------
ADDITIONS TO NET ASSETS:
  Investment income:
      Net appreciation in fair value of investments       $        -     $  247,382     $  352,640      $134,819
      Interest and dividend income                           233,357        107,743        125,255        24,176
                                                          ----------     ----------     ----------      --------
               Total investment income                       233,357        355,125        477,895       158,995

CONTRIBUTIONS:
      Employer                                               205,242
      Participants                                           255,673        365,343        432,584       117,978
                                                          ----------     ----------     ----------      --------

               Total contributions                           460,915        365,343        432,584       117,978
                                                          ----------     ----------     ----------      --------
               Total additions                               694,272        720,468        910,479       276,973

DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                             (303,264)       (33,359)      (120,084)       (8,863)
  Administrative expenses                                     (6,861)        (1,859)        (3,434)         (766)
                                                          ----------     ----------     ----------      --------
               Total deductions                             (310,125)       (35,218)      (123,518)       (9,629)
                                                          ----------     ----------     ----------      --------
NET INCREASE (DECREASE) BEFORE TRANSFERS                     384,147        685,250        786,961       267,344

NET TRANSFERS:
  Interfund transfers                                       (885,640)       693,899         30,783       323,454
                                                          ----------     ----------     ----------      --------
NET INCREASE (DECREASE)                                     (501,493)     1,379,149        817,744       590,798

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                        4,449,702        543,698      1,813,434       286,619
                                                          ----------     ----------     ----------      --------
  End of year                                             $3,948,209     $1,922,847     $2,631,178      $877,417
                                                          ==========     ==========     ==========      ========

See notes to financial statements.

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH SUPPLEMENTAL INFORMATION BY FUND (modified cash basis)
YEAR ENDED DECEMBER 31, 1995

--------------------------------------------------------------------------------------------------------------------------------


                                                                                 Supplemental Information
                                                      ---------------------------------------------------------------------------

                                                        Dreyfus             Central
                                                         Short-             Garden &
                                                      Intermediate        Pet Company
                                                       Government            Common      Participant
                                                          Fund            Stock Fund        loans         Other          Total
                                                      ------------        -----------    -----------      -----          -----
ADDITIONS TO NET ASSETS:
  Investment income:
      Net appreciation in fair value of investments    $   50,508          $1,080,672     $      -       $  6,143       $ 1,872,164
      Interest and dividend income                         62,051                           14,260          5,252           572,094
                                                       ----------          ----------     --------       --------       -----------

               Total investment income                    112,559           1,080,672       14,260         11,395         2,444,258

CONTRIBUTIONS:
      Employer                                                                                                              205,242
      Participants                                        141,631             185,429                      13,676         1,512,314
                                                       ----------          ----------     --------       --------       -----------


               Total contributions                        141,631             185,429                      13,676         1,717,556
                                                       ----------          ----------     --------       --------       -----------


               Total additions                            254,190           1,266,101       14,260         25,071         4,161,814

DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                           (48,755)            (36,791)     (49,144)        (4,433)         (604,693)

  Administrative expenses                                  (1,619)             (1,285)                    (18,155)          (33,979)
                                                       ----------          ----------     --------       --------       -----------

               Total deductions                           (50,374)            (38,076)     (49,144)       (22,588)         (638,672)
                                                       ----------          ----------     --------       --------       -----------

NET INCREASE (DECREASE) BEFORE TRANSFERS                  203,816           1,228,025      (34,884)         2,483         3,523,142

NET TRANSFERS:
  Interfund transfers                                    (214,523)            (98,702)     171,099        (20,370)
                                                       ----------          ----------     --------       --------       -----------

NET INCREASE (DECREASE)                                   (10,707)          1,129,323      136,215        (17,887)        3,523,142

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                     1,008,505             685,006      134,641         22,546         8,944,151
                                                       ----------          ----------     --------       --------       -----------
  End of year                                          $  997,798          $1,814,329     $270,856       $  4,659       $12,467,293
                                                       ==========          ==========     ========       ========       ===========

                                                                                                                           -------
                                                                                                                                6

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

NOTE 1:  PLAN DESCRIPTION

The following brief description of the Central Garden & Pet Company Investment Growth Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

  GENERAL: The Plan is a 401(k) plan sponsored by Central Garden & Pet Company (the Company). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employees whose compensation is not determined by a collective bargaining agreement become eligible to participate in the Plan at age 21 or older after at least 1,000 hours of service in a year.

  CONTRIBUTIONS: Participants of the Plan can elect to defer pretax contributions between 1% and 15% (up to a maximum of $9,500 in 1996 and $9,240 in 1995) of compensation. The Company has contributed 30% and 25% of the first 6% of compensation contributed by participants to the Plan in 1996 and 1995, respectively. The Plan provides that the Company's Board of Directors has the right to change or discontinue the matching contribution at any time, at its discretion. The 1996 Company matching contribution was contributed in 1997.

  VESTING: Participants are immediately vested in their voluntary contributions plus any associated earnings. Vesting in the Company contributed portion of participants' accounts, plus any earnings, is based on years of continuous service. A participant is 100% vested after five years of credited service.

  PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contributions, an allocation of the Plan's investment income and/or losses, and the Company's contributions. Allocation of the Company's contributions is based on the participant's salary and length of service as discussed under Contributions.

  INVESTMENT OPTIONS: The trustee function is performed by Dreyfus Trust Company. Dreyfus Retirement Services performs the recordkeeping of the Plan. Pursuant to the Plan investment alternatives, the participants have a choice of six investment options. The following are the available Plan choices and descriptions obtained from the investment prospectus (or Plan description for Common Stock Fund):

    Capital Preservation Fund: Seeks high level of current income and stability
    -------------------------
    of principal. Fund portfolio primarily consists of Guaranteed Investment Contracts (GICs) and other stable value investments. The investments are fixed income investments intended to have stable principal value.

    Fidelity Magellan Fund:  Seeks to increase the value of its shares over the
    ----------------------
    long term by investing in companies with growth potential. Fund invests primarily in common stock and convertible equities of U.S. multinational and foreign companies.

                                                                            ----

    Dreyfus Growth & Income Fund:  Seeks to obtain long-term capital growth,
    ----------------------------
    current income, and growth of income while maintaining reasonable investment risk. The portfolio consists of equity and debt securities and money market instruments of domestic and foreign issuers.

    Dreyfus S&P 500 Index Fund:  Seeks to provide investment results that
    --------------------------
    correspond to the price and yield performance of publicly traded stocks in the aggregate, as represented by the S&P 500.

    Dreyfus Short-Intermediate Government Fund:  Seeks high current income with
    ------------------------------------------
    increased price stability. Fund invests in U.S. Government backed securities (i.e., U.S. Treasury Securities, Treasury Bills, and Treasury Notes).

    Central Garden & Pet Company Common Stock Fund:  Invests in shares of common
    ----------------------------------------------
    stock of the Company.

  PARTICIPANT LOANS: Participant loans are available to active employees of up to 50% of an employee's account balance, with a minimum of $1,000 and a maximum of $50,000. Loan terms are a maximum of five years or, for the purchase of a primary residence, a maximum of ten years. Participants are allowed only one outstanding loan at a time. Loans are secured by the participant's account balance and bear interest at a rate commensurate with prevailing rates at the time the loan is made as determined quarterly by the Plan administrator. As of December 31, 1996, there were 98 such loans, with contractual interest rates ranging between 7% to 10% and maturity dates ranging from April 1, 1997, to December 1, 2006.

  DISTRIBUTION OF BENEFITS: Upon termination of service due to death, disability, or retirement, a participant can elect to receive a lump sum amount equal to the value of the participant's vested interest in his or her account.

  FORFEITURES: Forfeitures are used to reduce future Company matching contributions.

  PLAN TERMINATION: Although it has not expressed any intent to do so, the Company may completely discontinue continue its contributions and terminate the Plan at any time by resolution of its Board of Directors. In the event of Plan termination or complete discontinuance of Company contributions, the interests of all participants will become fully vested and will be distributed to each participant.

  TAX STATUS: The Plan obtained its latest determination letter on September 1, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan's Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

  ADMINISTRATIVE EXPENSES: Substantially all administrative expenses associated with the Plan are shared by the Company and the Plan.

  RECLASSIFICATIONS: Certain reclassifications have been made to the 1995 balances to conform with the 1996 presentation.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION: The Plan's financial statements are prepared on the modified cash basis of accounting, which is based on cash receipts and disbursements, except for the recognition of the net appreciation or depreciation in the fair value of investments at the end of the Plan year.

                                                                            ----

  INVESTMENT VALUATION AND INCOME RECOGNITION: Investments in mutual funds and common stock are stated at fair value, which is determined by quoted market prices. The investment contracts are stated at contract value as the contracts are fully benefit responsive. Participant loans are carried at the unpaid principal balance, which approximates fair value.

  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on a cash basis. Dividends are recorded on the ex-dividend date.

  PAYMENT OF BENEFITS:  Benefits are recorded when paid.

NOTE 3:  INVESTMENTS

Investments that represent 5% or more of the Plan's net assets at December 31, 1996 and 1995, are separately identified in the following table:

                                                         1996         1995
                                                         ----         ----
  Capital Preservation Fund                           $3,720,056   $3,948,209
  Fidelity Magellan Fund                               2,118,375    1,922,847
  Dreyfus Growth & Income Fund                         3,199,597    2,631,178
  Dreyfus S&P 500 Index Fund                           1,740,870      877,417
  Dreyfus Short-Intermediate Government Fund             991,650      997,798
  Central Garden  & Pet Company Common Stock Fund      5,145,185    1,814,329

NOTE 4:  DUE TO PARTICIPANTS WHO HAVE WITHDRAWN

As of December 31, 1996 and 1995, net assets available for benefits included benefits of $1,080,471 and $388,599, respectively, due to participants who have withdrawn from participation in the Plan.

NOTE 5:  PARTY-IN-INTEREST TRANSACTIONS

The Plan's investments include Central Garden & Pet Company common stock, representing party-in-interest transactions that qualify as exempt prohibited transactions.

                                                                            ----

NOTE 6:  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

                                                                   December 31,
                                                               1996           1995
                                                               ----           ----

   Net assets available for benefits as listed in the
       financial statements                                $17,362,630     $12,467,293
   Employer contributions receivable                           314,992         231,189
   Refund of excess contributions                              (48,000)        (15,000)
                                                           -----------     -----------

   Net assets available for benefits as listed
     in the Form 5500                                      $17,629,622     $12,682,482
                                                           ===========     ===========


The following is a reconciliation of contributions made during the year ended December 31, 1996, as reported in the financial statements as listed in the financial statements to the Form 5500:

    Contributions as listed in the Financial Statements         $1,954,385
    Add:
       Employer contributions paid in 1997                         314,992
       Refund of excess contributions in 1995                       15,000
    Less:
       Employer contributions paid in 1996                        (231,189)
       Rollovers (reported as transfers on the Form 5500)         (235,003)
       Refund of excess contributions in 1996                      (48,000)
                                                                ----------
    Contributions as listed in the Form 5500                    $1,770,185
                                                                ==========

                                                                          ----

 CENTRAL GARDEN & PET COMPANY
 INVESTMENT GROWTH PLAN

 ITEM 27a - SCHEDULE OF ASSETS HELD FOR
 INVESTMENT PURPOSES
 DECEMBER 31, 1996
================================================================================

                                            Number of
                                            shares or                      Fair
 Asset description                          par value       Cost          value
 -----------------                          ---------       ----          -----
 Capital Preservation Fund                  3,720,056    $ 3,720,056    $ 3,720,056
 Fidelity Magellan Fund                        26,266      2,048,890      2,118,375
 Dreyfus Growth & Income Fund                 176,189      3,134,590      3,199,597
 Dreyfus S&P 500 Index Fund                    78,347      1,523,958      1,740,870
 Dreyfus Short-Intermediate Government         91,228      1,011,558        991,650
 Fund
 Central Garden & Pet Company Stock Fund      244,276      1,802,204      5,145,185
 Participant loans                                           407,516        407,516
 Other                                         39,351         39,381         39,381
                                                         -----------    -----------

                                                         $13,688,153    $17,362,630
                                                         ===========    ===========

                                                                            ----

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996
================================================================================

                                                           Purchases                     Sales
Identity of                                                ---------                     -----
party involved                      Description     Transactions       Cost       Transactions     Amounts
--------------                      -----------     ------------       ----       ------------     -------
Series of transactions:

  Capital Preservation Fund          Mutual fund         86          $1,240,130         158        $1,468,282

  Fidelity Magellan Fund             Mutual fund         78           1,171,869         103           861,939

  Dreyfus Growth & Income Fund       Mutual fund        101           1,372,418         100           753,358

  Dreyfus S&P 500 Index Fund         Mutual fund        111           1,195,936          75           515,125

  Central Garden and Pet
      Company Stock Fund           Company stock        102           1,399,393          63           934,147

                                                                            ----
                                                                              12